Exhibit 21.1

Subsidiaries

Entity Name	Jurisdiction of Organization	Ownership
Greenwich Therapeutics, Inc. (1)	Delaware	100%
Chiral Quest, Inc.	Minnesota	100%
Chiral Quest Ltd.	Hong Kong	(2)
Chiral Quest (Jiashan) Ltd.	People’s Republic of China	(2)

(1)	Greenwich Therapeutics, Inc. holds the licenses to the Registrant’s drug development business and does not otherwise conduct business.

(2)
Chiral Quest Ltd. is wholly owned by Chiral Quest, Inc., and Chiral Quest (Jiashan) Ltd is wholly owned by Chiral Quest Ltd. All of the entities whose names contain “Chiral Quest” conduct business as “Chiral Quest.”